UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of January 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

 VEOLIA WATER WINS ITS 21st CONTRACT
IN CHINA, ESTIMATED AT 1.6 BILLION EUROS

Paris, January 22, 2007. Veolia Water has won yet another new contract in China, for a 30 year concession with the Lanzhou Water Supply Company in the capital of the Gansu Province, on the banks of the Yellow River. The contract was awarded by local authorities through an international tender for the acquisition of 45% of the municipal water company. At this level of participation it would generate for Veolia Water an estimated cumulated total turnover of 1.6 billion Euros.

Veolia Water’s long standing expertise in the sustainable development of water resources will meet the needs of the Lanzhou population, a city with 3.2 million inhabitants in a growing economic region. The company will manage four water treatment plants with a global capacity of 2,190,000m3, 640 kms of distribution network (960km with connections), of which 50km will have a diameter superior to 1000mm, 11 elevation plants, and associated client services. The company employs 2200 employees. Operations will start in the middle of 2007.

“This represents our 21st contract in China, and we are pleased to reinforce our position as leader in the region. Our commitment to sustainable water management, our desire to operate services with clients in a reliable, responsible and concerted manner, and our dedication to safeguarding the health of the communities we serve are essential elements in our long term partnerships. This new contract demonstrates the performance and quality of Veolia Water’s services throughout the region,” commented Antoine Frerot, Chief Executive Officer of Veolia Water.

Indeed, Veolia Water has significantly grown in China since the 1990’s. The company was the precursor for the full management of a water distribution network in the People’s Republic of China, and with the Pudong Shanghai contract signed in 2002, Veolia was the first private company permitted to be involved in full water services in China. Other major contracts signed in recent years include Shenzhen, Kunming and Liuzhou. The company now operates in 19 out of 34 provinces, in different municipalities, autonomous areas and special administrative regions, serving the water needs of 20.59 million inhabitants.

******

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 70,700 employees, its 2005 revenues amounted to €9.1 billion. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €25.2 billion in 2005. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Counsel